Filed by Allspring Funds Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12(b)
under the Securities Exchange Act of 1934
Subject Company: Allspring Funds Trust
SEC File No.: 333-74295

[Allspring logo]

Special Meeting of Shareholders - December 14, 2026
Please Vote Today

Dear Valued Allspring Innovation Fund Shareholder:
Recently we sent you proxy material regarding a Special Meeting of Shareholders scheduled for December 14, 2026. Our records indicate that we have not yet received your vote.
We urge you to vote as soon as possible in order to allow the Fund to obtain enough votes to hold the meeting as scheduled. The Fund’s Board recommends that shareholders vote “for” the proposal, as shareholders are expected to benefit from increased fund scale, greater operational efficiencies, and lower net operating expenses. Join your fellow holders and vote today!
A copy of the Proxy Statement may be viewed or downloaded at the website listed on your proxy card.  If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, the Funds’ proxy solicitor, toll-free at 1-866-920-6407.
Please vote using one of the following options:

VOTE WITH A LIVE AGENT
Call 1-866-920-6407 with any questions. Specialists can assist with voting. Available Monday-Friday from
9 a.m. – 11 p.m. and Saturday 12 p.m. – 6 p.m. ET.

VOTE ONLINE
Log on to the website or scan the QR code shown on your proxy card.  Please have your proxy card in hand to access your control number (located in the shaded box) and follow the on-screen instructions.

VOTE BY PHONE
Call the toll-free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the recorded instructions.

VOTE BY MAIL
Complete, sign and date the proxy card and then return it in the enclosed postage-paid envelope.

We appreciate your investment and regret any inconvenience caused by this process. Thank you for your help and support.

Sincerely,
John Kenney
President, Allspring Funds

Investing involves risk, including the possible loss of principal. Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. Funds that concentrate their investments in limited sectors, such as information technology, are more vulnerable to adverse market, economic, regulatory, political, or other developments affecting those sectors. Non-diversified funds are more vulnerable to market or economic events impacting issuers of individual portfolio securities than a diversified fund. Smaller company stocks tend to be more volatile and less liquid than those of larger companies. Consult the fund’s prospectus for additional information on these and other risks.

Allspring Global Investments™ is the trade name for the asset management firms of Allspring Global Investments Holdings, LLC, a holding company indirectly owned by certain private funds of GTCR LLC and Reverence Capital Partners, L.P. These firms include but are not limited to Allspring Global Investments, LLC, and Allspring Funds Management, LLC. Certain products managed by Allspring entities are distributed by Allspring Funds Distributor, LLC (a broker-dealer and Member FINRA/SIPC).
© 2026 Allspring Global Investments Holdings, LLC. All rights reserved.
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